 EXHIBIT 99.2

AGREEMENT

THIS AGREEMENT (the "Agreement") is made and entered into on December 8, 2011, by and between MedTrak Technologies, Inc., an Arizona corporation ("MedTrak") and AcuNetx, Inc., a Nevada corporation ("AcuNetx")

RECITALS:

A. MedTrak and AcuNetx previously entered into that certain Marketing and Distribution Agreements dated May 18, 2006, and certain Amendments were made to said Agreements which were signed and consummated on April 27, 2009.

B. AcunNetx defaulted on the aforementioned Agreements, which has been acknowledged by AcuNetx and MedTrak has exercised certain rights based upon that default specifically, but not limited to, its right to the exclusive ownership of the FDA 510k (for the product known as videonystagmography, aka VNG) whose identification number is assumed to be k925111 (however if this number has been altered or revised then AcuNetx will rendered that correct 510k number when it becomes known and available)

AGREEMENT

1. AcuNetx agrees to immediately transfer the exclusive ownership of the FDA 510k, k925111, to MedTrak as described in the original FDA approval (letter assumed to be dated March 23, 1994)

2. AcuNetx agrees that this is an exclusive transfer and by signing this Agreement it relinquishes all rights and title to the FDA 510k and AcuNetx acknowledges that no previous transfers have been made and AcuNetx will have no future rights or title and therefore, relinquishes its right to make any future promises or transfers of said FDA 510k.

3. Acunetx will provide MedTrak within a reasonable period of time the following:

a.	Copy of the 510K as originally submitted to the FDA

b.	Copies of all correspondence to and from the FDA

c.	Copies of all change orders made to the device

d.	Copy of the design history file

e.	Copies of any other files relating to the FDA

4. Acunetx hereby recognizes MedTraks rights to sole and absolute discretion to have any and all products related to VNG manufactured by other manufacturers.

5. AcuNetx will immediately provide MedTrak with all confidential source codes, all intellectual property associated with the VNG products, schematics, lists of contractors, proprietary information and trade secrets, algorithms, and any and all information needed to manufacture, maintain, and repair the products.

6. AcuNetx will immediately provide MedTrak with all lists of past and current vendors.

7. AcuNetx hereby grants all patent use, if any such patents or patent rights remain, related to the AcuNetx VNG products.

8. AcuNetx will immediately notify all vendors of the VNG products that Medtrak has the right to buy products directly from said vendors.

9. AcuNetx recognizes MedTraks right to make future demands related to exercising all rights related to the aforementioned Agreements made by and between MedTrak and AcuNetx.

10. AcuNetx agrees that at no time in the future will it seek to obtain a new FDA 510k for the manufacture of any VNG products without the expressed written permission of MedTrak or any affiliate of MedTrak or any company to which MedTrak, at its sole discretion, assigns or transfer its rights to said FDA 510k.

11. AcuNetx would like to enter into an arrangement whereby it obtains a Licensing Agreement from MedTrak, attached hereto as Exhibit A of this Agreement, which will allow AcuNetx to continue to manufacture VNG products, with the revocable permission of MedTrak.

12. MedTrak will, at all times, retain the right to immediately revoke any Licensing Agreements made herewith to AcuNetx at its sole discretion, by giving AcuNetx five (5) days notice of such a revocation.

13. Each party acknowledges and agrees that it has reviewed this Agreement with its counsel and understands and agrees to every provision contained in this Agreement. Because both Parties are sophisticated and knowledgeable business enterprises represented by legal counsel, the principle of construing an ambiguous provision against the drafter shall be disregarded when construing this Agreement.

14. Governing Law/Venue: This Agreement will be governed by the laws of the State of Arizona. The proper venue for any proceeding at law or in equity will be Maricopa County, Arizona, and the parties waive any right to object to the venue.

15. Assignment: This Agreement may be assigned by MedTrak to any party and at any time without encumbrances or interference of any kind from AcuNetx and shall inure to the benefit of MedTrak and their successors and assigns.

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16. Severability: If any provision of this Agreement shall be deemed to be invalid or unenforceable by a court of competent jurisdiction, then such unenforceable or invalid provision shall be stricken and deleted from the Agreement and/or modified to give effect to the intentions of the parties to the fullest extent permitted by applicable law. All remaining provisions of this Agreement shall be deemed to be in full force and effect.

17. Entirety of Agreement: This document constitutes and governs the entire arrangement between MedTrak and AcuNetx and there exist no other written or oral contracts, agreements, notations, letters, or other instruments evidencing obligations or rights between and among the parties. Any amendment(s) to this Agreement shall not be binding on the parties absent a written amendment duly signed by both parties.

18. Notice: Any notice required or permitted to be given to the parties pursuant to the terms of this Agreement shall be in writing or deemed to have been duly given if delivered in person or if mailed, by United States certified mail, return receipt requested, or by overnight carrier, to the following address of the receiving party, or to such other address as either party may subsequently furnish in writing to the other party.

MedTrak: 10182 East Cactus Rd., Scottsdale, Az 85260

AcuNetx: 2301 West 205th Street, Torrance, Ca 90501

19. Representations and Warranties: The parties hereto warrant and represent that each party has full right, power and authority to enter into this Agreement and any related agreements referred to herein and to consummate the transactions contemplated hereby and thereby.

IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the day and year first above written.

MedTrak Technologies, Inc., an Arizona corporation

December 8, 2011	By	/s/ Mel Shadowens
Mel Shadowens, President

"MedTrak"

AcuNetx, Inc., a Nevada corporation

December 8, 2011	By	/s/ Chapin Hunt, Jr.
Chapin Hunt, Jr., Chairman

AcuNetx

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